                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                        Active Link Communications, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  00505W 10 9
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                                 (CUSIP Number)

                                  TIMOTHY ELLS
                                  c/o Mobility
                                 Concepts, Inc.
              1840 Centre Point Circle, Naperville, Illinois 60563
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 9, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 00505W 10 9             13D
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

          Timothy Ells      S.S.N.:  ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

          00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          The United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    10,989,651(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    9,959,651
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,989,651(1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

------------------------
          (1) Mr. Ells owns 9,959,651 shares of common stock, no par value, of the Issuer; Mr. Ells is entitled to vote an additional 1,030,000 shares of common stock, no par value, of the Issuer pursuant to a Proxy, dated October 18, 2001, from James Ciccarelli.



          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


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Item 1.   Security and Issuer.

          This Schedule 13-D, dated November 19, 2001, filed by Timothy Ells, relates to the common stock, no par value, of Active Link Communications, Inc., a Colorado corporation (the "Issuer" or "Active Link"). The principal executive offices of the Issuer are located at 7388 South Revere Parkway, #1000, Englewood, Colorado 80112.

Item 2.   Identity and Background.

          This statement is being filed by Timothy Ells. His business address is c/o Mobility Concepts, Inc., 1840 Centre Point Circle, Naperville, Illinois 60563. Mr. Ells' principal occupation is President and CEO of Active Link and a member of the Board of Directors of Active Link.

          During the last five years, Mr. Ells has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Ells was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ells is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          Under the terms of an Amended and Restated Agreement, dated October 18, 2001, by and among Active Link, ALCI Acquisition Corp. (a wholly-owned subsidiary of Active Link) ("ALCI"), Mobility Concepts, Inc. ("Mobility"), Mr. Ells and James Ciccarelli (the "Amended and Restated Agreement"), Mr. Ells converted the 440 shares of common stock of Mobility, $0.02 par value, owned thereby, into 9,959,651 shares of common stock, no par value, of Active Link in connection with the consummation of the merger of Mobility and ALCI.

          Under an Irrevocable Proxy, dated October 18, 2001, James Ciccarelli ("Ciccarelli") appointed Mr. Ells as his proxy to vote 1,030,000 shares of Active Link common stock, no par value, currently owned by Ciccarelli (the "Proxy"). This Proxy expires on October 18, 2002; however, under the Amended and Restated Agreement, the Proxy shall remain in force until the latter of Ciccarelli's resignation or departure from the Board of Directors of Active Link or October 18, 2002.

          Furthermore, under the Amended and Restated Agreement, Mr. Ells receives a contingent stock issuance if Active Link issues for up to $1,000,000 in cash, additional securities of Active Link during the period from October 18, 2001 through March 31, 2002. In the event of such an issuance during that period by Active Link, Mr. Ells shall receive 0.961 shares of Active Link common stock, no par value, for each one share of Active Link common stock, no par value, issued during that period. If Active Link shall issue, during that period, securities which are convertible, exchangeable or exercisable into Active Link common stock, no par value, Mr. Ells shall only receive the contingent stock issuance if the conversion, exchange or exercise of such securities occurs prior to October 1, 2006. Mr. Ells shall only be entitled to receive additional shares pursuant to the above based upon issuances by Active Link of securities for up to $1,000,000 and in no event shall receive more than an additional 2,000,000 shares of Active Link common stock, no par value, pursuant to this contingent stock issuance.

Item 4.   Purpose of Transaction.

          The purpose of the above transaction was to merge Mobility and ALCI, so that Mobility became a wholly-owned subsidiary of Active Link. In connection therewith, Mr. Ells was elected President and CEO of Active Link and joined its Board of Directors. Tamara Ells and Louis Panetta were also elected to serve on the Board of Directors of Active Link. While the Board of Directors of Active Link has passed a resolution that Mr. Ells may designate a person to serve as the seventh member of the Board of Directors of Active Link and the Board of Directors of Active Link under Active Link's current by-laws has the authority to expand its Board of Directors to include additional members, there currently are no vacancies on the Board of Directors of Active Link.

Item 5.   Interest in Securities of the Issuer.

          As of November 9, 2001, Mr. Ells owns 9,959,651 shares of Active Link common stock, no par value. In addition, Mr. Ells has a Proxy to vote 1,030,000 shares of common stock, no par value, of Active Link. Accordingly, in the aggregate, Mr. Ells is the beneficial owner of 10,989,651 shares of common stock, no par value, of Active Link, or 54% of the Active Link common stock, no par value, outstanding on the close of business on November 9, 2001.

          Set forth below is information with respect to all of Mr. Ells's transactions in Active Link common stock within the 60-day period preceding the date of this filing.

Date              Transaction             Number of Shares      Price Per Share
----              -----------             ----------------      ---------------
11/9/01   Acquisition from Active Link      9,959,651(2)             N/A
               upon merger
11/9/01   Proxy from Ciccarelli             1,030,000(3)             N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Under the Proxy, Ciccarelli appointed Mr. Ells as his Proxy to vote 1,030,000 shares of Active Link common stock, no par value, owned by Ciccarelli. This Proxy expires on October 18, 2002; however, under the Amended and Restated Agreement the Proxy shall remain in force until the latter of Ciccarelli's resignation or departure from the Board of Directors of Active Link or October 18, 2002.

          Under the Amended and Restated Agreement, Mr. Ells receives a contingent stock issuance if Active Link issues for up to $1,000,000 in cash, additional securities of Active Link during the period from October 18, 2001 through March 31, 2002. In the event of such an issuance during that period by Active Link, Mr. Ells shall receive 0.961 shares of Active Link common stock, no par value, for each one share of Active Link common stock, no par value, issued during that period. If Active Link shall issue, during that period, securities which are convertible, exchangeable or exercisable into Active Link common stock, no par value, Mr. Ells shall only receive the contingent stock issuance if the conversion, exchange or exercise of such securities occurs prior to October 1, 2006. Mr. Ells shall only be entitled to receive additional shares pursuant to the above based upon issuances by Active Link of securities for up to $1,000,000 and in no event shall

------------------------------------
          (2) See Item 3

          (3) See Item 3


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receive more than an additional 2,000,000 shares of Active Link common stock, no par value, pursuant to this contingent stock issuance.

          Under a Registration Rights Agreement, dated October 18, 2001, by and among Active Link and Mr. Ells (the "Registration Rights Agreement"), Mr. Ells may be offered the opportunity to register or may demand registration of his shares of Active Link common stock, no par value, according to the terms and conditions of the Registration Rights Agreement until October 31, 2006.

Item 7.   Material to be Filed as Exhibits.

               Exhibit A     Amended and Restated Agreement
               Exhibit B     Irrevocable Proxy
               Exhibit C     Registration Rights Agreement




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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 19, 2001
                                           By:   /s/ TIMOTHY ELLS
                                               ---------------------------------
                                                     Timothy Ells





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